____Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                      U. S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C. 20549

                                        FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Goldberg    Gene          L.
    (Last)    (First)     (Middle)

   383 Route 46 West
    (Street)

   Fairfield      NJ        07004
     (City)    (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol		"BPRX"

   BRADLEY PHARMACEUTICALS, INC.

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year                       12/2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     _____Director                           ______10 % Owner
     __X__Officer (give title                ______Other (specify below)
                   below)

                            Senior Vice President

7. Individual or Joint/Group Reporting (check applicable line)
     __X__Form Filed by One Reporting Person
     _____Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

 1. Title of Security (Instr.3)
   (1)  Common Stock
   (2)  Class B Common Stock
   (3)  Common Stock
   (4)  Common Stock
 2. Transaction Date (Month/Day/Year)
   (1)
   (2)
   (3)
   (4)
2A. Deemed Execution Date, if any (Month/Day/Year)
 3. Transaction Code (Instr.8)
   (1)
   (2)
   (3)
   (4)
 4. Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
   (1)
   (2)
   (3)
   (4)
 5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr.3 and 4)
   (1)      84
   (2)      85
   (3)   4,930
   (4)  10,283
 6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)
   (1)  (D)
   (2)  (D)
   (3)  (I)
   (4)  (D)
 7. Nature of Indirect Beneficial Ownership (Instr.4)
   (1)
   (2)
   (3)  401(k)
   (4)


FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

  1. Title of Derivative Security (Instr.3)
        		Options (right to buy)
  2. Conversion or Exercise Price of Derivative Security
          (1)   1.6875
          (2)   1.6875
          (3)   1.6875
          (4)   1.6875
          (5)   1.6875
          (6)   1.6875
          (7)   1.6875
          (8)   1.6875
          (9)   1.6875
          (10)  1.0625
          (11)  1.0625
          (12)  1.0625
 	    (13)  1.1875
	    (14) 10.58
          (15)  8.81
          (16)  9.32
          (17)  9.32
 3. Transaction Date (Month/Day/Year)
3A. Deemed Execution Date, if any (Month/Day/Year)
 4. Transaction Code (Instr.8)
 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)
 6. Date Exercisable and Expiration Date (Month/Day/Year)
          (1)   Exercisable - 04/26/94    Expiration - 04/25/03
          (2)   Exercisable - 04/26/95    Expiration - 04/25/03
          (3)   Exercisable - 04/26/96    Expiration - 04/25/03
          (4)   Exercisable - 04/12/95    Expiration - 04/11/04
          (5)   Exercisable - 04/12/96    Expiration - 04/11/04
          (6)   Exercisable - 04/12/97    Expiration - 04/11/04
          (7)   Exercisable - 12/30/95    Expiration - 12/29/04
          (8)   Exercisable - 12/30/96    Expiration - 12/29/04
          (9)   Exercisable - 12/30/97    Expiration - 12/29/04
          (10)  Exercisable - 12/05/96    Expiration - 12/04/05
          (11)  Exercisable - 12/05/97    Expiration - 12/04/05
          (12)  Exercisable - 12/05/98    Expiration - 12/04/05
          (13)  Exercisable - 01/05/96    Expiration - 01/04/06
          (14)  Exercisable - 07/09/03	Expiration - 07/08/06
          (15)  Exercisable - 07/09/03	Expiration - 07/08/04
          (16)  Exercisable - 07/26/02	Expiration - 07/25/12
          (17)  Exercisable - 06/23/03	Expiration - 07/25/12
 7. Title and Amount of Underlying Securities (Instr.3 and 4)
          (1)   Title - Common Stock      Number of Shares - 3,333
          (2)   Title - Common Stock      Number of Shares - 3,333
          (3)   Title - Common Stock      Number of Shares - 3,334
          (4)   Title - Common Stock      Number of Shares - 2,133
          (5)   Title - Common Stock      Number of Shares - 2,133
          (6)   Title - Common Stock      Number of Shares - 2,134
          (7)   Title - Common Stock      Number of Shares - 2,400
          (8)   Title - Common Stock      Number of Shares - 2,400
          (9)   Title - Common Stock      Number of Shares - 2,400
          (10)  Title - Common Stock      Number of Shares - 4,000
          (11)  Title - Common Stock      Number of Shares - 4,000
          (12)  Title - Common Stock      Number of Shares - 4,000
          (13)  Title - Common Stock      Number of Shares - 6,696
          (14)  Title - Common Stock	Number of Shares - 3,494
          (15)  Title - Common Stock	Number of Shares - 8,705
          (16)  Title - Common Stock	Number of Shares - 9,000
          (17)  Title - Common Stock	Number of Shares - 9,000
 8. Price of Derivative Security (Instr. 5)
          (1)   1.6875
          (2)   1.6875
          (3)   1.6875
          (4)   1.6875
          (5)   1.6875
          (6)   1.6875
          (7)   1.6875
          (8)   1.6875
          (9)   1.6875
          (10)  1.0625
          (11)  1.0625
          (12)  1.0625
	    (13)  1.1875
          (14) 10.58
          (15)  8.81
          (16)  9.32
          (17)  9.32
 9. Number of Derivative Securities Beneficially Owned at End of Year
    (Instr.4)
          (1)   3,333
          (2)   3,333
          (3)   3,334
          (4)   2,133
          (5)   2,133
          (6)   2,134
          (7)   2,400
          (8)   2,400
          (9)   2,400
          (10)  4,000
          (11)  4,000
          (12)  4,000
	    (13)  6,696
	    (14)  3,494
          (15)  8,705
          (16)  9,000
          (17)  9,000
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr.4)
          (D)
11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:



                                   /s/Gene L. Goldberg       February 7, 2003
                             ------------------------------- ----------------
                             **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


                                                         	SEC 2270
(9-02)